UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

August 15, 2008

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Gowetski:

We are writing in response to your letter dated August 4, 2008 with respect to the Company’s Form 10-K, filed March 11, 2008, file No. 001-12690.  Our responses to your comments are as follows:

Item 11 – Executive Compensation, page 32

Base Salaries, page 33

Bonuses, page 33

Response:

1.

The registrant has used the Residential Sector of the Real Estate Compensation Survey (the survey), produced under the guidance of the National Association of Real Estate Investment Trusts (NAREIT), as a guide to setting compensation levels.  Participant company data is not presented in a manner that specifically identifies any named individual or company.  This survey details compensation by position type with statistical salary and bonus information for each position.  The registrant’s salary and bonus amounts are compared to the ranges presented for reasonableness.   We will include a statement in future filings which describes that a compensation survey of residential real estate investment trusts was used as the peer group for comparison and where the compensation fell within this survey.

2.

The President has an employment contract which specifies a bonus plan.  The bonus plan suggests bonus amounts for certain performance goals related to FFO per share, home sales, and occupancy.  These bonus targets were originally filed with the employment contract but will be included in future filings in the bonus compensation disclosures.

An American Stock Exchange Company: Symbol - UMH

since 1968

Item 13 – Certain Relationships and Related Transactions, and Director Independence, page 40

Response:

3.

No director, executive officer, or any immediate family member of such director or executive officer may enter into any transaction or arrangement with the Company without the prior approval of the Board of Directors.  The Board of Directors will appoint a Business Judgment Committee consisting of independent directors who are also independent of the transaction or arrangement.  This Committee will recommend to the Board of Directors approval or disapproval of the transaction or arrangement.  In determining whether to approve such a transaction or arrangement, the Business Judgment Committee will take into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer’s or director’s involvement in such transaction or arrangement.  While the Company does not have specific written standards for approving such related party transactions, such transactions are only approved if it is in the best interest of the Company and its shareholders.  Additionally, the Company’s Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify the Company’s General Counsel.  Further, to identify related party transactions, the Company submits and requires our directors and executive officers to complete director and officer questionnaires identifying any transactions with the Company in which the director, executive officer or their immediate family members have an interest.  This information will be disclosed in future filings.

In addition, management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Chief Financial Officer

An American Stock Exchange Company: Symbol - UMH

since 1968